Exhibit 99.1

ASX/Media Release

Immutep announces publication of TACTI-002 and INSIGHT-004 abstracts for ASCO 2021 Annual Meeting

SYDNEY, AUSTRALIA – 20 May 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce that data from its TACTI-002 and INSIGHT-004 studies have been published in abstracts available via the links below on the 2021 American Society of Clinical Oncology’s (ASCO) 2021 Annual Meeting’s official website.

Poster presentations with new and updated data that are not part of the abstracts will be available on ASCO.org from 9 am on 4 June 2021 US Eastern time and made available on Immutep’s website at www.immutep.com.

TACTI-002

Title:	Results from a phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients with PD-L1 unselected metastatic non-small cell lung carcinoma.
Abstract:	https://meetinglibrary.asco.org/record/200536/abstract

Title:	Results from a phase II study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab in patients with PD-L1 unselected metastatic second-line squamous head and neck carcinoma.
Abstract:	https://meetinglibrary.asco.org/record/197989/abstract

INSIGHT-004

Title:

Phase I INSIGHT platform trial: Advanced safety and efficacy data from stratum D evaluating feasibility and safety of eftilagimod alpha (soluble LAG-3 protein) combined with avelumab in advanced solid tumors.

Abstract:	https://meetinglibrary.asco.org/record/200117/abstract

About American Society of Clinical Oncology (ASCO) Conference

ASCO’s annual meeting represents the world’s largest gathering of oncology physicians, industry representatives, researchers, patient advocates, and investment analysts to discuss cutting-edge clinical research and therapeutics in oncology, and to gain insights for improving cancer care. For additional information on the 2021 ASCO’s Annual meeting, please visit https://www.asco.org/.

About TACTI-002

TACTI-002 (Two ACTive Immunotherapies) is a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). The study is evaluating the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in up to 183 patients with second line head and neck squamous cell carcinoma or non-small cell lung cancer in first and second line.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About INSIGHT-004 (also known as INSIGHT Stratum D)

INSIGHT-004 is a Phase I clinical trial and is the fourth arm of the investigator-initiated INSIGHT trial which is being conducted by the Institute of Clinical Cancer Research IKF at Krankenhaus Nordwest in Frankfurt. It is being conducted under Immutep’s collaboration with Merck KGaA and Pfizer Inc., and is evaluating the safety, tolerability and recommended Phase II dose of efti when given in combination with avelumab, a human anti-PD-L1 antibody, in 12 patients with solid cancers. Avelumab is co-developed and co-commercialised by Merck KGaA, Darmstadt, Germany and Pfizer Inc.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer, infectious disease and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889